# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: XCEL BRANDS, INC., CIK 0001083220
CUSIP: 98400M200
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1333 BROADWAY, 10TH FLOOR, NEW YORK, New York (NY), 10018
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001530941
Persons authorized to receive notices and communications: Mark DiSanto, c/o Triple Crown Corp., 6385 Flank Drive, Suite 100, Harrisburg, Pennsylvania (PA), 17112, (717) 657-5729

## Reporting persons
- Mark DiSanto (CIK 0001530941): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 354,174; shared voting power 0; sole dispositive power 354,174; shared dispositive power 0; aggregate amount beneficially owned 354,174 (7.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: XCEL BRANDS, INC.
Address of issuer's principal executive offices: 1333 BROADWAY, 10TH FLOOR, NEW YORK, New York (NY), 10018
Comment: This Amendment No. 4 further amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011, as amended, by Mark DiSanto, an individual (the "Reporting Person"), with respect to the shares of common stock, par value $0.001 per share (the "Common Shares") of XCel Brands, Inc., a Delaware corporation (the "Issuer"), having principal executive offices at 550 7th Avenue, 11th Floor, New York, NY 10018.

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 4 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person's business address is c/o Triple Crown Corp., 6385 Flank Drive, Suite 100, Harrisburg, PA 17112. His present principal occupation is as the Chief Executive Officer of Triple Crown Corp., and the principal business and address at which he carries out such occupation is c/o Triple Crown Corp., 6385 Flank Drive, Suite 100, Harrisburg, PA 17112. He is a citizen of the United States of America.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is inapplicable to this Amendment No. 4.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 4 amends and substitutes in its entirety Item 4 to state as follows:

On August 1, 2025, the Reporting Person purchased 91,800 shares of common stock from the Issuer in connection with a best efforts public offering at a price of $1.10 per share. On August 1, 2025, the Registrant purchased 60,883 shares of common stock from the Issuer in a private placement at a price of $1.38 per share.

All of the Common Shares described in this Item 4 are deemed beneficially owned by the Reporting Person due to his voting power over such shares. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by him at any time. Except as set forth in this Item 4 and to the extent that his role as a director of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time his intention with respect to any or all of the Common Shares held by him as of the date of this Amendment No. 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment No. 4 amends and substitutes in its entirety Item 5 to state as follows:

The Reporting Person owns beneficially, and has sole voting and dispositive power with respect to an aggregate of 354,174 shares.

This Item 5 incorporates, by reference, the information set forth under Item 4 of this Amendment No. 4

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: This Item 6 incorporates, by reference, (i) the information set forth under Item 5 of this Amendment No. 4 above, and (ii) the previous disclosures in Item 6 of this Schedule 13D as amended to date.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: This Amendment No. 4 incorporates the previous disclosures in Item 7 of this Schedule 13D as amended to date.

## Signatures
- Mark DiSanto: /s/ Mark DiSanto, Mark DiSanto (08/27/2025)